Filed by Prenetics Global Limited
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Artisan Acquisition Corp.
Commission File No.: 001-40411

October 2021

1 Disclaimer This Presentation has been prepared by Artisan Acquisition Corp.(“SPAC”) and Prenetics Group Limited (the “Company”) in connection with a potential business combination involving SPAC and the Company (the “Transaction”) and is preliminary in nature and solely for informationpurposes and must not be relied upon for any other purpose. This Presentation does not constitute (i) an offer or invitation for the sale or purchase of the securities, assets or business described herein or a commitment of the Company or SPAC with respect to any of the foregoing or (ii) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction, and this Presentation shall not form the basis of any contract, commitment or investment decision and does not constitute either advice or a recommendation regarding any securities. Any offer to sell securities willbe made only pursuant to a definitivesubscription agreement and willbe made in reliance on an exemption from registration under the Securities Act of 1933 (the “Securities Act”) for offers and sales of securities that do not involve a public offering. This Presentation does not purport to contain all information that may be required or relevant to an evaluation of the Transaction, and you will be responsible for conducting any investigations and analysis that you deem appropriate and for seeking independent advice as to the legal, tax, accounting, financial, credit and other related advice with respect to the Transaction. SPAC and the Company reserve the right to amend or replace this Presentation at any time but none of SPAC and the Company, their respective subsidiaries, affiliates, legal advisors, financial advisors or agents shall have any obligation to update or supplement any content set forth in this Presentation or otherwise provide any additional information to you in connection with the Transaction should circumstances, management’s estimates or opinions change or any information provided in this Presentation become inaccurate. Forward-LookingStatements This Presentation contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this Presentation, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Company, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon current estimates and forecasts and reflect the views, assumptions, expectations, and opinions of SPAC and the Company as of the date of this Presentation, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to us. Some of these factors include, but are not limited to: the success of the new product or service offerings of the Company and its subsidiaries (the “Group”), the Group’s ability to attract new and retain existing customers, competitive pressures in the industry in which the Group operates, the Group’s ability to achieve profitability despite a history of losses, the Group’s ability to implement its growth strategies and manage its growth, the Group’s ability to meet consumer expectations, the Group’s ability to produce accurate forecasts of its operating and financial results, the Group’s internal controls, fluctuations in foreign currency exchange rates, the Group’s ability to raise additional capital, media coverage of the Group, changes in the regulatory environments of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain senior management and skilled employees, the success of the Group’s strategic alliances and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to protect its brand and reputation, the Group’s ability to protect its intellectual property, potential and future litigation that the Group may be involved in, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Transaction. The foregoing list of factors is not exhaustive. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. In light of these factors, risks and uncertainties, any estimates, assumptions, expectations, forecasts, views or opinions set forth in this Presentation should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of this Presentation and the “Risk Factors” section of the proxy statement/prospectus on Form F-4 relating to the Transaction, which has been confidentially submitted to the U.S. Securities and Exchange Commission (“SEC”), and other documents filed from time to time with SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materiallyfrom those contained in the forward-lookingstatements. SPAC and the Company assume no obligation and do not intend to update or revise these forward-lookingstatements,whether as a result of new information,future events or otherwise. Moreover, the Company operates in a very competitive and rapidly changing environment, and new risks may emerge from time to time. It is not possible to predict all risks, or assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause the Company’s actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition. In addition, the analyses of SPAC and the Company contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Company, SPAC or any other entity. There may be additional risks that neither SPAC nor the Company presently know or that SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements should not be relied upon as representing the Company’s and SPAC’s assessment as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-lookingstatements.

# Disclaimer (Cont'd)

**Industry and Market Data**

This Presentation also contains information, estimates and other statistical data derived from third party sources (including Frost & Sullivan). Such information involves a number of assumptions and limitations and due to the nature of the techniques and methodologies used in market research, and Frost & Sullivan cannot guarantee the accuracy of such information. You are cautioned not to give undue weight on such estimates. Neither SPAC nor the Company has independently verified such third party information, and makes no representation, express or implied, as to the accuracy, completeness, timeliness, reliability or availability of such third party information. SPAC and the Company may have supplemented such information where necessary, taking into account publicly available information about other industry participants.

**Use of Projections and Historical Financial Information**

The 2019 and 2020 historical financial data included in this Presentation has been derived from Prenetics Limited's 2019 and 2020 financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and are subject to updates based on an ongoing external audit in accordance with the Public Company Accounting Oversight Board standards. In addition, the Company's quarterly financial data included in this Presentation is based on financial data derived from the Company's management accounts that have not been reviewed or audited and are subject to further review and updates.

This Presentation contains financial forecasts for the Company with respect to certain financial results for the Company's fiscal years 2021 through 2025 for illustrative purposes. Neither SPAC's nor the Company's independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this Presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. While such information and projections are necessarily speculative, SPAC and the Company believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. All subsequent written and oral forward-looking statements concerning the Company and SPAC, the Transaction or other matters and attributable to the Company and SPAC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

**Non-IFRS Financial Measures**

This Presentation also includes references to non-IFRS financial measures, such as the Company's Adjusted EBITDA for 2019 and 2020. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS. SPAC and the Company believe these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company's financial condition and results of operations. SPAC and the Company believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company's financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures.

Additionally, to the extent that forward-looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

2

Prenetics™

3 Disclaimer (Cont’d) AdditionalInformation If the Transaction is pursued, SPAC will be required to file a preliminary and definitive proxy statement, which may include a registration statement, and other relevant documents with the SEC. You are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because, among other things, they willcontain updates to the financial,industry and other informationherein as wellas important informationabout SPAC, the Company and the Transaction. Shareholders willbe able to obtain a free copy of the proxy statement (when filed), as well as other filings containing informationabout SPAC, the Company and the Transaction, without charge, at the SEC’s website located at www.sec.gov. ParticipantsintheSolicitation SPAC and the Company, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Transaction.A list of the names of such directors and executive officers and information regarding their interests in the Transaction will be contained in the proxy statement when available. You may obtain free copies of the proxy statement as described in the preceding paragraph. The definitive proxy statement will be mailed to shareholders as of a record date to be established for voting on the Transaction when it becomes available. Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but such references are not intended to indicate, in any way, that SPAC or the Company will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. Neither SPAC, the Company, nor any of their respective directors, officers, employees, affiliates, advisors, representatives or agents, make any representation or warranty of any kind, express or implied, as to the value that may be realized in connection with the Transaction, the legal, regulatory, tax, financial, accounting or other effects of the Transaction or the accuracy or completeness of the information contained in this Presentation, and none of them shall have any liability based on or arising from, in whole or in part, any information contained in, or omitted from, this Presentation or for any other written or oral communication transmitted to any person or entity in the course of its evaluation of the Transaction, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive,special or consequential damages, costs, expenses, legal fees or losses (including lost income or profits and opportunity costs) in connection with the use of the informationherein. By accepting this Presentation, the recipient willbe deemed to have acknowledge and agreed to the foregoing.

4 Presenters Stephen Lo, CPA, CFA Chief Financial Officer Danny Yeung CEO & Co-Founder Ben Cheng Chief Executive Officer

5 Adrian Cheng Led Team Backed by Inspirational Independent Directors Dr. Adrian Cheng Founder of Artisan Acquisition Corp. William Keller Independent Director Mitch Garber, C.M. Independent Director Frank Yu Independent Director Sean O’Neill Independent Director Ben Cheng Chief Executive Officer of Artisan Acquisition Corp.

6 Prenetics is a Clear Fit for Artisan Acquisition Corp. Focus on disruptive lifestyle technologies in healthcare, consumer, technology Strong fundamentals with significant value creation opportunities Well-positioned to deliver value and synergies in the group’s global cultural ecosystem Growth upsides through tapping global consumers’ unmet demands & burgeoning markets Target Criteria – Clearly Met by Prenetics 1 2 3 4 5 Disrupting & decentralizing global healthcare with large global opportunity of over US$1.3trn1 Strong R&D and product innovation capabilities backed by experienced in-house team, strategic collaboration with Oxford University and vibrant scientific ecosystem First-mover advantage in target geographies with robust product pipeline and high growth potential; well positioned to replicate U.S. success stories in its target geographies Inspirational founder backed by strong leadership team of tech, biotech, healthcare and consumer veterans Strong financial profile and highly attractive expected valuation relative to peers Source: Frost & Sullivan. Notes: 1. Global opportunity as of 2030; represents global market sizes and target addressable markets, except for colorectal cancer screening which does not include mainland China. Investment Thesis for

7 Significant Synergies - Prenetics and Adrian Cheng’s Ecosystem Significant Synergies • Healthcare channel and user access • Broad network of locations covering healthcare, retail, hospitality and other sectors • Extensive customer, user, and fan base across platforms • Direct corporate use cases across eco-system Education & Sports Healthcare & Wellness Hospitality Infrastructure & Aviation Roads Logistics Construction Cultural Retail Residential Workspace Services Culture & Social Innovation Adrian Cheng's 14M Members Global Eco-system

# Transaction Summary

## Transaction Overview[1]

- Illustrative enterprise value of $1.25 billion
- Artisan Acquisition Corp. to merge with Prenetics
  - An implied multiple of 4.6x 2022E Revenue and 4.1x 2023E Revenue
- Concurrent with the transaction, $60mm raised in the form of forward purchase agreements ("FPAs") from Aspex and PAG, in addition to another $60mm raised in a PIPE from Lippo, Dragonstone, Xen Capital and others at $10.00 per share
- 100% of Prenetics existing shareholders roll into the new entity. No existing shareholders are exiting
- Proceeds to be used for strategic acquisition or investments, R&D, product roll out, geographic expansion and general corporate purposes

## Illustrative Ownership[1]



Prenetics Equity Rollover
Artisan Shareholders
PIPE Investors (including the investors under FPAs)
7.5%
67.3%
25.3%[2]

## Illustrative Enterprise Value[1]

| | |
|---|---|
| Share Price | $10.00 |
| Shares Outstanding (mm) | 170.92 |
| Illustrative Post-Money Equity Value | $1,709 |
| (-) Net Cash to Balance Sheet[3] | $455 |
| **Illustrative Enterprise Value** | **$1,254** |
| *EV / 2022E Revenue* | *4.6x* |
| *EV / 2023E Revenue* | *4.1x* |

## Illustrative Sources & Uses

*Assumes 0% redemption by SPAC Shareholders*

| Sources | | Uses | |
|---|---|---|---|
| Existing Target Shareholder Equity Rollover | $1,150 | Existing Target Shareholder Equity Rollover | $1,150 |
| Sponsor Promote[4] | 100 | Sponsor Promote[4] | 100 |
| Cash Available in SPAC Trust Account | 339 | Transaction Expenses | 40 |
| Forward Purchase Agreement | 60 | Net Cash to Balance Sheet | 419 |
| PIPE | 60 | | |
| Total Sources | $1,709 | Total Uses | $1,709 |

Notes: USD/HKD FX rate of 7.78.
1. Excludes (i) the impact of any equity awards issued at or after the closing of the transaction, (ii) the dilutive impact of 18.7mm warrants (11.3mm SPAC public warrants, 5.9mm of sponsor warrants, 1.5mm of FPA warrants) with a strike price of $11.50 per share, and (iii) the impact of shares with super-voting rights. Includes 9.98mm total Class B ordinary shares.
2. Includes SPAC directors.
3. Includes net cash to balance sheet of $419mm post the transaction, and Prenetics balance sheet net cash of $35.4mm, the pro-forma amount of which includes a cash balance of $9.4mm as of 1Q 2021 and $26.0mm of proceeds from pre-IPO fundraising.
4. Includes total 9.13mm Class B ordinary shares held by the Sponsor, 0.75mm Class B ordinary shares held by the FPA providers, and 0.1mm Class B ordinary shares held by SPAC directors.

8

Prenetics

9 Decentralizing Healthcare Prevention, Diagnostics and Personalized Care

10 Personalized Care Diagnostics Prevention Existing Products Future Products Personalized nutrition, hair & sexual health products Covid-19 testing, POCT / At-home diagnostic testing and medical genetic testing Consumer genetic testing and early colorectal cancer screening Decentralizing Healthcare 2025E Revenue $640mm 24.9%4 7.3%4 67.8%4 Global Opportunity: US$117 Billion+1 Global opportunity: US$849 Billion+3 Global opportunity: US$376 Billion+2 Source: Frost & Sullivan. Notes: Global opportunity as of 2030. 1. Represents global target addressable market for early colorectal cancer screening (except for mainland China) and global market size for consumer genetic testing. 2. Represents global target addressable market for hair loss and erectile dysfunction and global market size for personalized nutrition. 3. Represents global market size for medical device. 4. Represents each business segment revenue as % of total revenue expected in 2025.

## Leading
Diagnostics / DNA testing company in HK and UK

## 11 Labs
7 mobile / airport labs in HK & UK, and 4 fixed labs

## 700+
Total Employees

## 5M+
Total tests processed[1]

## $85M
Lifetime Fundraising

Alibaba Group, K11, PING AN, apis partners, PRUDENTIAL

## $205M
2021E Revenue

# Prenetics™ Competitive Moat

### Prevention

- **Circle DNA**: Whole exome sequencing with proprietary 31mm DNA datapoint algorithm
- **COLOCLEAR**: The only NMPA approved non-invasive FIT-DNA colorectal cancer screening test

### Diagnostics

- **Project Screen by Prenetics**: Covid-19 PCR test enabled by in-house developed, cloud-based, automated end-to-end solution with capability to perform over 40K tests daily
- **Oxford OX-LAMP**: Covid-19 rapid testing developed by the University of Oxford, utilizing NAAT
- **Circle HealthPod**: Patent pending POC & at-home rapid detection health monitoring system (e.g. Covid-19 & other infectious disease testing[2])
- **Circle SnapShot**: On-going development on at-home blood based testing for routine health check

Notes: 1. Include CircleDNA and Covid-19 tests; as of Sep 2021.
2. Assays to test other infectious diseases are currently under development.

11

# Strategic R&D Collaboration with Oxford University

### OSCAR – Oxford Suzhou Centre for Advanced Research

- Key research directly with the only overseas research centre by Oxford
- Initial focus will be on
  - a) HealthPod general development
  - b) HealthPod for Clinicians development





### Prenetics Molecular Diagnostics Research Center at Oxford University

- Combined research with Oxford University enables Prenetics to have its own research centre at Oxford University
- Prenetics R&D team already works closely with Oxford team of Professors, with collaboration further enabling us to commercialize novel inventions
- Prenetics' ROFR to acquire technology / IP

### Oxford University 3-Year Research Grant

- Key research directly with Oxford and the team of professors from March 2021
- Initial focus:
  - a) Improving sensitivity and time to results of Covid-19 reagent
  - b) Development of enzymes to lower cost
  - c) Assay development (e.g. infectious disease, STD)



Prenetics
牛津大学高等研究院（苏州）Prenetics 先进分子诊断技术创新中心
OSCAR-PRENETICS ITC FOR ADVANCED MOLECULAR DIAGNOSTICS
LAUNCH CEREMONY
21 June, 2021
Suzhou, China
OSCAR
OXFORD

*Dame Caroline Wilson (British ambassador to China) at OSCAR opening – June 2021*

### Close Collaboration with Prenetics In-house R&D Teams



**Dr. Lawrence Tzang, Ph.D.**
*Co-founder & Chief Scientific Officer*
**Scientific & Laboratory** team



**Dr. Senthil Sundaram, M.D.**
*Chief Clinical Officer*
**Clinical & Bioinformatician** team



**Dr. Mike Ma, Ph.D.**
*Head of R&D*
**Clinical R&D** team



**Dr. Peter Wong, DPhil**
*Chief Technology Officer*
**Engineering & Development** team



**Frank Ong, MD**
*Chief Medical Officer*
**Circle Snapshot** R&D & Setup

12

Prenetics

13 World-class Leadership Team of Tech, Biotech, and Healthcare Pioneers Management Team Danny Yeung CEO & Co-Founder Stephen Lo, CPA, CFA Chief Financial Officer Lawrence Tzang, PhD Chief Scientific Officer & Co-Founder Avi Lasarow CEO – EMEA Mike Ma, PhD Head of R&D Frank Ong, MD Chief Medical Officer Key Scientific Advisers Prof. Zhanfeng Cui Donald Pollock Professor of Chemical Engineering, University of Oxford Prof. Wei Huang Associate Professor in Dept. of Engineering Science, University of Oxford Dr. Monique Andersson Medical Advisor, Director of Microbiology, Oxford University Hospitals, NHS Foundation Trusts Prof. Michael Yang Chair Professor of Biomedical Sciences, Vice-President (R&D) City University of Hong Kong

CircleDNA The World’s Most Comprehensive Consumer DNA Test Prevention Leading Brand In Asia and UK consumer genomics 45-50x More data than the competitors $19mm 2021E CircleDNA Projected Revenue 34% 2020A-2025E Revenue CAGR 120k+ CircleDNA tests delivered since July 2019 launch $16bn+ Global Market Size1 Source: Frost & Sullivan. Notes: 1. Global market size for DTC molecular testing services based on projection for 2030; Covid-19 testing service market is not included while influence of Covid-19 has been considered in the market sizing.

16 CircleDNA — An All-New Industry Standard in Genetic Testing Genotyping ~600k 125 Reports 31 million Whole Exome Sequencing 500+ Reports Genotyping Technology ● High false negative rate: Will miss >90% mutations associated with cancer and disease ● Pre-defined and specific SNP Readings ● Limited Data, can only resolve single letter “typos” ● Static, will need to test again as science evolves Our Next Generation - Whole Exome Technology ● Read protein-coding genes ● Clinical-grade consumer testing ● 45–50x more data over genotyping ● One test, a Lifetime of Value ● Identify up to 90% genetic variants associated with cancer and other disease 23andMe DNA Data Points Source: Company Website, Company Filings.

17 Family Planning Early Detection Precision Medicine Health & Disease Origins Talents & Performance Traits Diet & Lifestyle CircleDNA – the Forefront of Health Diagnostics & Disease Prevention Covering Screening, Wellness, Proactive and Preventive Measures 500+ Reports Discovered Across 20 Categories A Snapshot of CircleDNA Tests Family Planning & Disease 375 reports Diet, Wellness, Lifestyle 69 reports Traits 70 reports 103 Reports Drug Response 157 Reports Carrier Screening 36 Reports Cancer Risk 6 Reports Dementia & Brain Health 65 Reports Disease Risk 8 Reports Common Health Risk 8 Reports Stress & Sleep 14 Reports Skin 20 Reports Nutrition 5 Reports Pollution Sensitivity 15 Reports Diet 7 Reports Well-Being 15 Reports Ancestry 4 Reports Gender Traits 18 Reports Sports & Fitness 5 Reports Behavioral Traits 9 Reports Success Traits 12 Reports Physical Traits 2 Reports Music & Dance 5 Reports Personality Traits

18 CircleDNA Product Offering USD 189 14 Categories – 125 Reports Diet, Nutrition, Fitness, Stress, Ancestry, Skin, and More 30 Mins Phone Consultation USD 499 USD 499 USD 629 1 Category – 163 Reports Carrier Screening of recessive genetic diseases 30 Mins Phone Consultation 4 Categories – 115 Reports Cancer, Common Health Risks, Disease Risks, Dementia & Brain Health 30 Mins Phone Consultation 20 Categories – 500+ Reports Vital + Family Planning + Health Bundle + Drug Response 30 Mins Phone Consultation (2x) Vital Health Premium Family Planning Retail Price

19 CircleDNA Marketing Strategy Social Media Celebrity Ambassadors ATL Marketing Vaness Wu Actor & singer 15M+ social media followers G.E.M. Asia’s Taylor Swift 50M+ social media followers Gigi Leung Actor, singer & mother 20M+ social media followers TRAM WATSONS TAXI BILLBOARD

20 - 250 500 750 1,000 1,250 1,500 1,750 T+0 T+1 T+2 T+3 T+4 T+14 CircleDNA — Extraordinary Growth with Significant Runway Forecasted Growth Trajectory after Launch1 (# of Cumulative Tests Sold, ’000) 623k (by 2025E) ~12M Market Size4 US$8.8 bn APAC / EMEA Consumer DNA Test Market Size4 US$5.1 bn US Consumer DNA Test 14 19 21 42 52 62 2020E 2021E 2022E 2023E 2024E 2025E CircleDNA Revenue (US$ millions) 2020 2021 2019 10,000 23andMe took 4 years to sell 100k tests, which Prenetics achieved in less than 2 years Source: Frost & Sullivan. Trust Pilot Review. Notes: 1. Blue dotted line denotes management forecast; grey dotted line is extrapolation of 23andMe. 2. Market data as of August 31, 2021. 3. As of July 12, 2021. 4. Market size for DTC molecular testing services based on projection for 2030; Covid-19 testing service market is not included while influence of Covid-19 has been considered in the market sizing. 23andMe Market cap of $3.5bn2 2020A Rating on Trust Pilot3 23andMe 1.9 / 5.0 4.6 / 5.0

# Diagnostics







*Prenetics laboratory inside Hong Kong International Airport*

**5M+**
Covid-19 Molecular Test Performed[1]

**11 Labs**
7 Mobile / Airport Labs in HK & UK, and 4 Fixed Labs

**$32bn+**
Global Market Size[2]

**$51mm**
2020A Covid-19 Testing Revenue

**77%**
2020A-2022E Revenue CAGR

**Blue Chip**
Clientele of Governments & Corporates

## Project Screen
## Covid-19 Testing

Source: Frost & Sullivan.
Notes: 1. As of September 20, 2021. 2. Based on projection for 2021; represents global market size; only consists of tests performed in independent clinical laboratories.

# Prenetics Response To Covid-19

## Key Highlights

### HK Government

- **~3M tests** serviced for HK government as of 2Q 2021
  - ✓ Community Testing
  - ✓ Hospital Authority
  - ✓ Department of Health
  - ✓ Food and Environmental Hygiene Department (FEHD)


Prenetics

### English Premier League

- Provides daily testing service for more than **3,000 players and club staffs** for English Premier League on a regular basis

Premier League



### Airport Testing to International & Local Airports

- Airport testing in Hong Kong and the United Kingdom, including **HKIA[1], Heathrow, Manchester, Stansted, London City, and East Midlands airports**
- Converted smoking lounge to an ISO-15189 **laboratory at the HKIA[1]**. Prenetics is the **only** Covid-19 testing provider with **operating lab in HKIA[1]**


Remove

## Extensive Partnerships Across Sectors

Prenetics + Virgin Atlantic

- **Prenetics has become Virgin Atlantic's preferred at-home testing provider**, with customers able to order a complete end-to-end travel testing bundle, tailored to their destination

**Travel** (2022E Revenue $89M)

Virgin Atlantic, Carnival Cruise Line, Cruise line operation of an entertainment company, Hong Kong International Airport, Heathrow Airport, London Luton Airport, London Stansted Airport, Manchester Airport, Gatwick Airport, London City Airport, East Midlands Airport

**Entertainment & Sports** (2022E Revenue $15M)

English Premier League, Professional Darts Corporation, England and Wales Cricket Board, British Academy Film Awards, Sky TV, Global Media & Entertainment Company, American Film & TV Studio

22

Note: 1. Hong Kong International Airport.

Prenetics

23 Significant Upside as Travel “Resumes” Covid-19 Testing Revenue Breakdown (US$ millions) 2020A 2021E Travel Others $51 $173 2% 98% 98% 55% 45% 799 # of Tests (’000) 5,688 Source: Frost & Sullivan. Notes: 1. 2020 financials based on management accounts – excludes airline & cruises revenue in EMEA as breakdown is not available. 2. Include entertainment & sports, community testing & screening, corporate B2B testing, etc. 3. Based on projection for 2021; represents global market size; only consists of tests performed in independent clinical laboratories. 2 $32bn+ Global Market Size3 1 3.4x

# Major COVID-19 Testing Technologies Comparison

| | Nucleic Acid Amplification Test (RT-LAMP) | Nucleic Acid Amplification Test (RT-PCR) | Antigen Test (Proteins) |
|---|---|---|---|
| Speed | ✓ Reaction time: 15 – 20min | ✗ Reaction time: 4 – 6 Hours | ✓ Reaction time: 15 - 30min |
| Accuracy | ✓ Higher: 96% | ✓ Highest: 99% | ✗ Symptomatic: 90% or above<br>Asymptomatic: 27% |
| Mobility & Lab Required | ✓ No Need Laboratory<br>No Lab Technicians | ✗ Need Laboratory<br>Lab Technicians | ✓ No Need Laboratory<br>No Lab Technicians |
| Availability | ✓ Yes | ✓ Yes | ✓ Yes |
| Use-Case | ✓ Symptomatic & Asymptomatic | ✓ Symptomatic & Asymptomatic | ✗ Symptomatic<br>(7 days of infection) |
| Through-put & Scalability | ✓ Highly Scalable | ✗ Not scalable | ✓ Highly Scalable |

PCR-Quality Technology from Oxford

Source: Frost & Sullivan.

Prenetics™

24

25 Game Changing POC / At-Home PCR-Quality Testing Technology from Oxford University Rapid 15 – 20 mins1 (positive will be faster) Speed that PCR can never achieve and scale Accurate 95.6% Sensitivity 100% Specificity Point-of-Care Technology Application of advanced thermo-technology that enables POC application and self-administration Low Cost Enabling frequent testing Scalable No lab or specialist equipment Throat or nasal swabs OX-LAMP Approvals / Recognitions MHRA2 in UK CE IVD3 in EU for POC use • Application for US FDA in process; Expected by 1H 2022 Inside Oxford Lab Developing 30-minute Coronavirus Test Notes: 1. Reaction time. 2. Medicines and Healthcare products Regulatory Agency. 3. Approved CE Marketing on In-Vitro Diagnostic medical devices.

26 Source: Company Website. Please view Circle HealthPod Product video here: https://circlepod.co/.

# Diagnostics


HealthPod

Detects Covid-19 with NAAT

**PCR-Quality Technology**

UNIVERSITY OF OXFORD

**Future Assays:**

- Influenza / Flu
- STDs

## Circle HealthPod

### A Lab. In Your Pocket

**<30min**
Time to result

**95.6% / 100%[2]**
Sensitivity / Specificity

**$849bn+**
Global Market Size[1]

**Mobile & Scalable**
No lab or specialist equipment

**Painless**
Pain-free nasal swab

**CE-IVD Marked**
Expect to receive US FDA EUA by 1H 2022

## Official Launch in Hong Kong by End 2021 Followed by EU, US, and Southeast Asia

Source: Frost & Sullivan. Notes: 1. Represents global market size for medical device based on the projection for 2030. 2. According to trials done primarily by professors and scientists of University of Oxford.

28 Successful Commercialization Case Study: Cue Health Source: Company Filings, Cue Health Company Website, Bloomberg, Reuters, CNBC. Notes: 1. Per Bloomberg, as of December 2020. The Cue Health Monitoring System • The Cue Health Monitoring System is a fast, compact, highly portable testing platform with high performance and accuracy, utilizing molecular diagnostic technology • Cue Health's COVID-19 cartridge test is authorized by the US FDA for home use with no prescription in Mar 2021. The company filed for a US IPO on September 1, 2021 Over $2bn Valuation1 $481mm Contract Granted from US Gov’t Go-to-Market Strategy: Key Partners & Target Clients Enterprise Healthcare Provider Direct-to-Consumer Public Sector Henry Schein Fortune 500 Companies Mayo Clinic Hospitals / Private Clinics E-commerce In-store US Department of Defense Government Agencies $202mm 1H 2021 Revenue

29 • In-patient and out- patient on-site screening • Regular testing for healthcare workers & family • For hotel guests as a complimentary item for their stay or as a paid in-room service • Must-have for every homes to for a peace of mind • At-home testing • On the go testing (with portable charger) Use Case Hospitals & Clinics Hotels & Apartments Private Use NGO Community Screen Schools Sports & Entertainment • Rapid testing for schools • Regular testing for students and teachers • Easy and simple test for NGO’s • Regular testing for community members • Rapid at-home testing for attendees • Regular testing for players and staffs

# Illustrative Representation of Diagnostic-testing Supply Chain



Level of vertical integration varies based on OEM, technology, and platform
Subtier supply chain
Analyzer production
Test/kit production
Sample processing
Sample collection
Assay consumables
Reagents
High-throughput analyzers
Assay kits
Labs
Testing sites
Analyzer components
Manufacturing equipment/integration
Rapid-result cartridges
Point-of-care systems
Providers
Point-of-care analyzers
Cartridge components
Home-use cartridges
Home/personal
Circle HealthPod
Collection consumables
To labs, testing sites, in-home test kits, providers, and others
Degree of supply-chain constraint (e.g., capacity limitations, small number of suppliers)
Less constrained
More constrained

30

Prenetics™

31 Circle HealthPod B2B Stations Circle HealthPod Dashboard Partners App Multiple Circle HealthPods

32 Circle HealthPod Marketing Strategy – Partnering with International Actor Donnie Yen on Extensive ATL Marketing Campaigns TRAM BILLBOARD MTR TAXI BUS STATION TVC Notes: Initial marketing campaign focusing only for Hong Kong market.

# Prevention


COLOCLEAR
Stool Sample Collection Kit – ColoClear ®
A Stool-based DNA test for
Early Colorectal Cancer Screening
Prenetics

## ColoClear

**The Only Non-Invasive Colon Cancer Screening Test Approved by NMPA**

**96%**
Sensitivity - Highly Accurate

**Cost Effective**
Comparing to Colonoscopy

**Successful Model**
Comparable to ColoGuard in the US

**$101bn+**
Addressable market[1]

## Launching in 1H 2022E

Source: Frost & Sullivan.
Notes: 1. Global target addressable market for colorectal cancer screening based on projection for 2030, except for mainland China; target population is the age group of 40-74 years old.

35 Significant Whitespace in Asia Markets Presents Attractive Growth Opportunities 10 27 50 98 2022E 2023E 2024E 2025E 39 99 266 454 810 2015A 2016A 2017A 2018A 2019A Source: Frost & Sullivan. Notes: 1. Before Exact Science’s acquisition of Genomic Health in November 2019, ColoGuard is the only major revenue source for Exact Sciences. 2. Market data as of August 31, 2021. Colorectal Cancer Screening Market in US (2019) Colorectal Cancer Screening Market in HK & SEA (2019) 93.0M Addressable Population 128.2M Addressable Population 16.5% Tested 5.7% Tested 83.5% Unscreened 94.3% Unscreened Revenue of ColoGuard for Exact Sciences1 (US$ mm) Projected Revenue of ColoClear for Prenetics (US$ mm) 60 160 300 600 104 244 572 1,680 934 Volume (’000) Volume (’000) Key addressable market for (Market cap of $17.9+bn2) Key addressable market for

# Strategic Technology Transfer from New Horizon to Launch ColoClear

Prenetics™ + 诺辉健康 NEW HORIZON HEALTH

*(Listed on HKEX with market cap of **US$2.6bn**[1] and FY2020 revenue of US$10mm)*

**Exclusive**

***Exclusive*** rights granted to sell & process ColoClear in Hong Kong, Macau, and the Philippines; plan to expand to Taiwan and other countries and regions of SE Asia

**50:50**

Under a profit sharing agreement, Prenetics and New Horizon ***will equally share gross profits***[2] from sales of ColoClear

**5+5 Years**

***5 years*** of initial term renewable for another ***5 years*** by mutual consent

**Technology Transfer**

Completed technology transfer from New Horizon; ***certified by New Horizon to perform ColoClear testing at its lab***

**Establishment of Strategic Partnership with New Horizon Health to Commercialize ColoClear**

36

Source: Company Filings. Notes: USD/HKD FX rate of 7.78. 1. Market data as of August 31, 2021. 2. Gross profit = Gross Revenue – COGS for products sold – COGS for lab testing services – Sales & Marketing Expenses (including sales incentives and logistics costs).

Prenetics™

37 Non-invasive Tests Sensitivity Specificity Detection limitations Sample size needed Dietary restrictions CRC AA gFOBT (Hemoccult II) 40% 12% 98% Intermittent bleeding 3 bowel movements Yes FIT (Faecal Immunochemical Test) 70% 22% 95% Intermittent bleeding Single sample No FIT-DNA (ColoGuard) 92% 65% 92% CRC and AA continuously exfoliate cells Single sample No FIT-DNA (ColoClear) 96% 64% 87% CRC and AA continuously exfoliate cells Single sample No Diagnostic Invasive Test Sensitivity Specificity CRC AA Colonoscopy >95% 95% 90% FIT-DNA has higher sensitivity when comparing with other non-invasive Colon Cancer screening tests. Closest CRC sensitivity to actual colonoscopy standards ColoClear – Industry Leading Performance Sensitivity=True positive /（True positive + False negative）*100%; Specificity=True negative /（True negative + False negative）*100%. Source: Company filings, Colorectal cancer development and advances in screening. Clin Interv Aging. 2016 July 19; 967-976.

Circle SnapShot Your annual health check at home Launching in 2022E Diagnostics 50+ Wide Range of Tests for Everyone Digital Health Platform Track your Health Progress Successful Model Comparable to Everlywell, Letsgetchecked $6bn+ Global Market Size1 Painless Blood collection at home Source: Frost & Sullivan. Notes: 1. Global market size for at-home health testing based on projection for 2030; does not include home testing kits which do not require lab tests; Covid-19 at-home test has not been considered.

# Successful Commercialization Case Study: Everlywell

## Innovative at-home Health Testing

- Everlywell's portfolio of 30+ at-home tests offer simple sample collection and physician-reviewed results and insights sent to your device in 5 to 7 business days
- In March 2021, Everlywell announced its acquisition of PWNHealth and Home Access Health Corp. in a cash and stock deal. The combined companies, re-branded as Everly Health, expects to support more than 20 million people annually in the US

**$2.9bn**

Valuation[1]

**~$200mm**

2020 Revenue[1]

## Popular Everlywell Tests

| Food Sensitivity | Metabolism | Indoor & Outdoor Allergy | Sexually Transmitted Disease |
|---|---|---|---|
| Measure body's immune systems' IgC antibody reactivity to 96 foods | Measure free testosterone, cortisol and TSH levels | Test for 40 common indoor and outdoor allergens | Screens for 7 common sexually transmitted infections |









Source: Everlywell Company Website, Bloomberg.
Notes: 1. Per Bloomberg news article, as of March 2021.

40

Prenetics™

Circle Medical Genetic Testing for Physicians $59bn+ Global Market Size1 Successful Model Comparable to Invitae, Natera 20+ Wide range of tests for everyone Launching in 2023E Diagnostics Next Generation Sequencing Advanced Technology Source: Frost & Sullivan. Notes: 1. Global market size for clinical molecular test service based on projection for 2030; Covid-19 testing service market is not included while influence of Covid-19 has been considered in the market sizing.

42 68 148 217 2017A 2018A 2019A 4.6 10.6 Today (2021E) 2025E 4.6 9.2 2016A Today (2021E) Significant Growth Potential in Asia / Europe Markets Present Attractive Growth Opportunities Medical Molecular Testing Market in US (US$ bn) Medical Molecular Testing Market in HK / SEA / Europe (US$ bn) Source: Frost & Sullivan. Notes: 1. Billable volume for 2018 – 2019. Accessioned volume for 2017. 2. Market data as of August 31, 2021. 3. While its geographic scope is not limited to certain regions, it is expected to predominantly generate revenue in Hong Kong, SE Asia and Europe during the projection period. 2.0x 2.3x Revenue for Invitae (US$ mm) Projected Revenue of Circle Medical for Prenetics3 (US$ mm) 26 38 56 2023E 2024E 2025E 150 292 469 Volume1 (’000) Volume (’000) Target market size for 100 150 225 (Market cap of $6.4bn2) US market size for

Circle One / F1x / Fem Testing into personalized care Launching in 2023E Personalized Care Source: Frost & Sullivan. Notes: 1. Based on CircleDNA customer survey conducted in Feb 2020. 2. Represents global target addressable market for hair loss and erectile dysfunction and global market size for personalized nutrition based on projection for 2030. Data-based Personalized solution based on data analytics Cross Selling Leverage existing CircleDNA customer base Recurring Revenue Subscription model 63% of CircleDNA customers want Circle One1 $376bn+ Addressable market2

44 Successful Commercialization Case Study: Roman Source: Roman Company Website, Bloomberg, PR Newswire, Fortune. Notes: 1. Per Bloomberg, as of March 2021. Represents the post-money valuation of Ro, the operator of Roman. 2. Per Bloomberg, as of March 2021. Represents the lifetime fundraising of Ro, the operator of Roman. Roman – Digital Health Clinic for Men • Roman provides personalized solutions to men for the treatment of erectile dysfunction, hair loss, premature ejaculation, etc. • Roman’s daily vitamins and supplements are available in 4,600+ Walmart stores across the United States $5bn Valuation1 $876mm Lifetime Fundraising2 Key Partners Pharmaceuticals Retailers Healthcare Sports & Entertainments Pfizer Greenstone Walmart Ribbon Health Quest Diagnostics MLB

# Product Pipeline Built on a Robust Existing Foundation



2020 & Earlier
2021
2022
2023
Diagnostics
Prevention
Personalized Care
Medical Community Recognition
Covid-19 Testing
CircleDNA
Customer & Data Sets
Circle HealthPod
2021
Product Extension
Circle Snapshot
2022
At Home Health Tests
Covid-19 → STD, Influenza
Physician Detailing
Product Extension
ColoClear
2022
Circle Medical
2023
Medical Genetic Testing
Extend Consumer Journey / Lifetime Value ("LTV")
Circle One / F1x / Fem
2023
Personalized nutrition, hair & sexual health products

**Lab Tests Required** (same lab supporting multiple tests)

**Future Pipelines Post 1Q 2022**

46

Prenetics

47 13 1 (38) (26) 18 (169) (118) (157) (218) (489) (100) (121) (123) (244) (652) (96) (134) (115) (131) (216) 205 272 307 429 640 99 266 454 876 1,491 25 68 148 217 280 217 211 258 302 391 US$ millions Revenue1 Operating Profit (Loss)1 2016A 2017A 2018A 2019A 2020A Prenetics Delivering Favorable Metrics vs. US Peers 5 Years Ago $1.3bn4 $17.9bn5 $0.25bn4 $6.4bn5 Multiple Product & Pipeline Single Product2: Colorectal Cancer Screening Single Product2: Medical Genetic Testing $1.25bn3 Enterprise Value Notes: USD/HKD FX rate of 7.78. 1. 2021-2025 financials based on management forecast. Exact Sciences, Invitae and Natera historical financials sourced from company filings. 2. Indicates primary product focus. 3. Please refer to Transaction Summary page for further details. 4. Market data as of December 31, 2016. 5. Market data as of August 31, 2021. Substantial revenue with robust product pipeline Efficient cost structure 2016A 2017A 2018A 2019A 2020A 2016A 2017A 2018A 2019A 2020A 2021E 2022E 2023E 2024E 2025E $0.6bn4 $11.1bn5 Dual Product2: NIPT & Carrier Screening Market Cap c. 14x c. 26x c. 18x

# Tremendous Value Potential for Prenetics to be Unlocked via Synergistic Acquisitions

**Synergistic & Technology-enabling Bolt-on Acquisition Opportunities**

| Company | Market Cap (2016)[1] | Acquisitions | Market Cap (Now)[2] |
| --- | --- | --- | --- |
| EXACT SCIENCES | $1.3bn+ | ~10 Acquisitions | $17.9bn+ |
| INVITAE | $0.25bn+ | ~13 Acquisitions | $6.4bn+ |



Liquid Biopsy



Long-read Sequencing



Bioinformatics

Prenetics™ Enterprise Value $1.25bn[3] → **Potential Upside from Synergistic Acquisitions**

Notes: 1. Market data as of December 31, 2016. 2. Market data as of August 31, 2021. 3. Please refer to Transaction Summary page for further details.

48

Prenetics™

Financial Information

50 2019A Revenue $9mm 2021E Revenue $205mm 2025E Revenue $640mm Prenetics Continues To Transform Itself, Now At An Incredible Rate Notes: USD/HKD FX rate of 7.78. For financial projections, please refer to the "Use of Projections" portion of the disclaimer. 1. 2019 and 2020 financials based on audited accounts – Prevention segment revenue includes other service fees and adjustments. 2021 and 2025 financials based on management forecast. Revenue Evolution1 Multiple Shots on Goal, While Benefiting from Significant Customer and Operational Synergies Across Platform 2 Commercialized Product Lines 4 Commercialized Product Lines 7 Commercialized Product Lines CAGR of 58% 9.7% 90.3% 24.9% 7.3% 67.8% Diagnostics Personalized Care Prevention 1 Commercialized Product Line 2020A Revenue $65mm 21.9% 78.1% 100%

51 Driven by Robust Organic Growth and Product Launch Strategies Diagnostics Personalized Care Prevention 9 14 20 31 69 102 159 51 185 236 215 290 434 4 23 37 47 9 65 205 272 307 429 640 2019A 2020A 2021E 2022E 2023E 2024E 2025E Revenue in US$ millions Notes: USD/HKD FX rate of 7.78. For financial projections, please refer to the "Use of Projections" portion of the disclaimer. 1. 2019 and 2020 financials based on audited accounts – Prevention segment revenue includes other service fees and adjustments. 2021-2025 financials based on management forecast. Product Launch Year Personalized Care 124% CAGR (22E-25E) Diagnostics 54% CAGR (20A-25E) Prevention 61% CAGR (19A-25E)

# COVID-19: An Opportunity to Better Reimagine Healthcare

## Revenue in US$ millions[1]

We conservatively assumed COVID-19 testing market is not here to stay. Instead, it has allowed us the opportunity to build the tools and expand our platform in order to better serve the new world order of healthcare



434
159
47
2019A
2020A
2021E
2022E
2023E
2024E
2025E
Circle HealthPod
Circle SnapShot
Circle Medical
Circle DNA Your Life
COLOCLEAR
Circle One
FlxFem
Prevention
Diagnosis (ex. Covid-19 Testing)
Personalized Care
Covid-19 Testing

- Testing the New Norm
- Self Care a Necessity
- New Technology
- Brand & Trust
- Network
- Time to Market

52

Notes: USD/HKD FX rate of 7.78. For financial projections, please refer to the "Use of Projections" portion of the disclaimer.
1. 2019 and 2020 financials based on audited accounts – Prevention segment revenue includes other service fees and adjustments. 2021-2025 financials based on management forecast.

Prenetics

53 High Operating Efficiency Leading to High Growth • Revenue growth driven by robust organic expansion and product launch strategies • Significant market opportunity in multiple verticals; Pipeline products expected to benefit from customer and operational synergies across platforms Notes: USD/HKD FX rate of 7.78. For financial projections, please refer to the "Use of Projections" portion of the disclaimer. 1. 2019 and 2020 financials based on audited accounts. 2021-2025 financials based on management forecast. 2. Excludes depreciation and amortization expenses. 3. Profit sharing to New Horizon for ColoClear is also included. 4. Non- operating expenses primarily attributable to fair value adjustments for ESOP and convertible securities issued by the Company. Includes tax expense and tax credit. • Significant positive momentum is expected from 2024 onwards as most products are in their high growth stage Financials in US$ million1 2019A 2020A 1Q21A 2021E 2022E 2023E 2024E 2025E Revenue 9 65 57 205 272 307 429 640 YoY % NA 606% 1315% 215% 33% 13% 40% 49% Gross Profit2 3 27 22 85 118 137 185 295 Gross Margin % 33% 41% 39% 41% 43% 45% 43% 46% Sales & Marketing Expenses2 5 6 2 16 41 72 80 107 Research & Development Expenses2 2 2 1 30 36 50 64 83 Administrative and Other Expenses2,3 9 14 6 19 27 36 48 65 Adjusted EBITDA (Non-GAAP) (12) 4 12 21 14 (21) (7) 39 Adjusted EBITDA Margin % (131%) 7% 21% 10% 5% (7%) (2%) 6% Depreciation and Amortization 2 2 1 8 13 17 20 21 ESOP & Other Non-Operating Expenses4 6 4 9 54 16 18 25 37 Net Profit / (Loss) (20) (2) 2 (41) (15) (56) (52) (19) Net Profit Margin % (219%) (3%) 3% (20%) (6%) (18%) (12%) (3%)

Transaction Overview

# Sum-of-the-Parts Valuation: Today

**Intrinsic Enterprise Value of Prenetics** | **Illustrative Enterprise Value of Prenetics**

*(in US$ millions unless otherwise noted)*



EV / CY23E Revenue[1]
8.0x
7.0x
6.0x
6.4x²
4.1x²
c. 550
c. 1,280
c. 420
(Circle SnapShot & Circle Medical)
c. 860
(Circle HealthPod)
c. 140
c. 1,970
1,254
Prevention 3
Diagnostics 4
Personalized Care 3
Implied SOTP Valuation
Illustrative Enterprise Value

Notes: USD/HKD FX rate of 7.78. 1. Prenetics' 2023 net revenue, which takes into account GST and transaction costs, from the management forecast used to calculate the implied sum-of-the-parts valuation. 2. EV/CY2023E revenue calculated based on 2023E total net revenue including net revenue from Project Screen. 3. 23andMe, Invitae, Natera, Exact Sciences and New Horizon Health were referenced for EV/revenue multiples on Prenetics' prevention and personalized care business segment. 4. Autobio Diagnostics, Dr. Pal PathLabs, Invitae, Metropolis Healthcare and Quidel were referenced for EV/revenue multiples on Prenetics' diagnostics business segment. Project Screen business was not taken into account in the valuation of the diagnostics business given the phaseout of the business from 2022 onwards.

55

Prenetics

56 Peers’ Proven Successes Supported by Substantial Valuation Prevention Diagnostics Personalized Care Prenetics Products Peers1 Current Valuation / Market Capitalization2 $3.5bn3 $2.6bn3 $2.0bn4 $2.9bn5 $6.4bn3 $5.0bn6 Roman Health Source: Bloomberg. Notes: 1. Select companies with comparable products focused in the US / China. 2. Market cap for listed companies, or latest private round valuation. 3. Market cap as of August 31, 2021. 4. Valuation reportedly discussed in the latest private round; per Bloomberg, as of December 2020. 5. Valuation after the acquisition of PWNHealth; per Bloomberg, as of March 2021. 6. Post-money valuation for $500mm fundraising; per Bloomberg, as of March 2021.

57 4.1x 15.8x 11.8x 7.3x 7.7x 7.8x 13.7x 9.3x 7.3x 7.1x 4.1x Prenetics New Horizon Health Natera Invitae Exact Sciences 23andMe Dr. Lal PathLabs Metropolis Healthcare Invitae Quidel Autobio Diagnostics 4.6x 14.4x 9.6x 9.1x 9.0x 15.3x 10.5x 9.6x 7.1x 5.3x Prenetics New Horizon Health Natera Invitae Exact Sciences 23andMe Dr. Lal PathLabs Metropolis Healthcare Invitae Quidel Autobio Diagnostics Benchmarking Analysis Source: Company disclosures, broker reports and FactSet as of August 31, 2021 1. Prenetics’ EV/revenue multiples are based on illustrative enterprise value of $1.254bn EV / CY2022E Revenue Multiples EV / CY2023E Revenue Multiples Prenetics Prevention / Personalized Care Diagnostics CY2022E Average: 16.1x CY2022E Average: 9.6x CY2023E Average: 10.1x CY2023E Average: 8.3x 1 1 38.5x

58 Select Precedent Transactions EV/LTM Date Acquiror Target Public / Private EV1 (US$m) Sales (x) EBITDA (x) Apr-21 Private 3,000.0 –– Apr-21 Public 1,624.3 3.9 22.3 Mar-21 Public 1,729.0 10.1 – Feb-21 Private 3,500.0 11.5 – Oct-20 Private 1,700.0 –– Oct-20 Private 410.0 –– Sep-20 Private 780.0 10.8 24.1 Sep-20 (80%) Private 309.6 –– Jun-20 Private 886.0 17.7 nm2 Mar-20 Private 95.0 –– Feb-20 Public 51.5 3.8 nm2 Jan-20 (Oncology) Private 37.0 3.7 – Mean 1,343.5 8.8 23.2 Median 833.0 10.1 23.2 Notes: Public filings, Dealogic and MergerMarket. 1. Excludes earnout. 2. EV / LTM EBITDA multiple less than 0.0x.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Artisan Acquisition Corp. (“Artisan”) and Prenetics Group Limited (“Prenetics”) and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, Prenetics’ plans for new product development and geographic expansion, objectives of management for future operations of Prenetics, projections of market opportunity and revenue growth, competitive position, technological and market trends, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined entity (“PubCo”) following the consummation of the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms of the proposed transaction, are also forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Artisan and Prenetics, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of Artisan, Prenetics and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this document, each of Artisan, Prenetics and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which has been confidentially filed by PubCo with the U.S. Securities and Exchange Commission (the “SEC”), and other documents filed by Artisan or PubCo from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements in this document include statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither Artisan, Prenetics nor PubCo can assure you that the forward-looking statements in this document will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from Artisan’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Artisan’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 that has been confidentially filed by PubCo to the SEC and those included under the heading “Risk Factors” in the final prospectus of Artisan dated May 13, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Artisan, Prenetics, PubCo, their respective directors, officers or employees or any other person that Artisan, Prenetics or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this document represent the views of Artisan, Prenetics and PubCo as of the date of this document. Subsequent events and developments may cause those views to change. However, while Artisan, Prenetics and PubCo may update these forward-looking statements in the future, Artisan, Prenetics and PubCo specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Artisan, Prenetics or PubCo as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, PubCo has confidentially filed a registration statement on Form F-4 with the SEC that included a prospectus with respect to PubCo’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Artisan to vote on the proposed transaction. Shareholders of Artisan and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Artisan, Prenetics and PubCo and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Artisan as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Artisan will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen’s Road, Central, Hong Kong. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Artisan, Prenetics and PubCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this document under the rules of the SEC. Information about the directors and executive officers of Artisan and their ownership is set forth in Artisan’s filings with the SEC, including its final prospectus dated May 13, 2021 and subsequent filings on Form 10-Q and Form 3. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Artisan’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Artisan, Prenetics or PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.